UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Bristow Group Inc.
(Name of Issuer)

Common Stock
 (Title of Class of Securities)

11040G103
(CUSIP Number)

Christopher Pucillo
Solus Alternative Asset Management LP
410 Park Avenue, 11th Floor
New York, NY 10022
212-284-4300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies of this statement are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26885G109	SCHEDULE 13D	Page 2 of 9

1	NAMES OF REPORTING PERSONS
Solus Alternative Asset Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
N/A

	8	SHARED VOTING POWER
6,090,862

	9	SOLE DISPOSITIVE POWER
N/A

	10	SHARED DISPOSITIVE POWER
6,090,862

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,090,862

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No. 26885G109	SCHEDULE 13D	Page 3 of 9

1	NAMES OF REPORTING PERSONS
Solus GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
N/A

	8	SHARED VOTING POWER
6,090,862

	9	SOLE DISPOSITIVE POWER
N/A

	10	SHARED DISPOSITIVE POWER
6,090,862

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,090,862

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 26885G109	SCHEDULE 13D	Page 4 of 9

1	NAMES OF REPORTING PERSONS
Christopher Pucillo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
N/A

	8	SHARED VOTING POWER
6,090,862

	9	SOLE DISPOSITIVE POWER
N/A

	10	SHARED DISPOSITIVE POWER
6,090,862

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,090,862

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 26885G109	SCHEDULE 13D	Page 5 of 9

Item 1.	Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”) of Bristow Group Inc. (formerly known as Era Group Inc.), a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3151 Briarpark Dr., Suite 700, Houston, Texas 77042.

Item 2.	Identity and Background.

(a) This Schedule 13D is being jointly filed by the following persons:

(i)	Solus Alternative Asset Management LP, a Delaware limited partnership (“Solus”);
(ii)	Solus GP LLC, a Delaware limited liability company (the “GP”); and
(iii)	Mr. Christopher Pucillo, a United States citizen (“Mr. Pucillo”).

The foregoing persons are collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) Residence or business address: 410 Park Avenue, 11th Floor, New York, NY 10022.

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

(i)	Solus is registered as an investment advisor with the Securities and Exchange Commission (the “SEC”), which serves as the investment manager to certain investment funds and accounts advised by Solus;
(ii)	the GP serves as the general partner to Solus; and
(iii)	Mr. Pucillo serves as the managing member to the GP.

The principal business address for each of the Reporting Persons is 410 Park Avenue, 11th Floor, New York, NY 10022.

(d) – (e) During the last five years, none of the Reporting Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

(i)	Solus – Delaware;
(ii)	the GP – Delaware; and
(iii)	Mr. Pucillo – United States of America.

CUSIP No. 26885G109	SCHEDULE 13D	Page 6 of 9

Item 3.	Source and Amount of Funds or Other Consideration.

On June 11, 2020 (the “Effective Date”), Era Group Inc., a Delaware corporation, and Bristow Group Inc., a Delaware corporation (unless the context otherwise requires, references in this Schedule 13D to “Bristow” and “Era” refer to Bristow Group Inc. and Era Group Inc, respectively, prior to the Effective Date, and references to the Issuer refer to the combined company as of the Effective Date), completed a business combination in accordance with the terms of that certain Agreement and Plan of Merger, dated as of January 23, 2020 and amended on April 22, 2020 (as amended, the “Merger Agreement”), by and among Era, Bristow and Ruby Redux Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Era (“Merger Sub”), pursuant to which Merger Sub merged with and into Bristow, with Bristow surviving the Merger as a direct, wholly owned subsidiary of Era (the “Merger”). On the Effective Date, Era changed its name to “Bristow Group Inc.” and changed its ticker symbol on the New York Stock Exchange from “ERA” to “VTOL”.

As a result of the Merger, each share of Bristow common stock, par value $0.0001 per share (the “Bristow Common Stock”), issued and outstanding immediately prior to the effective time of the Merger (including, among other things, shares issued as a result of the conversion of all outstanding shares of Bristow preferred stock, par value $0.0001 (the “Bristow Preferred Stock”)), but not including certain shares of Bristow Common Stock as set forth in the Merger Agreement, was converted into the right to receive shares of Common Stock of the Issuer in accordance with the Merger Agreement. As a result, on June 11, 2020, the Issuer issued 6,090,867 shares of Common Stock to private investment funds and accounts managed by Solus and/or affiliates thereof.
The foregoing description of the Merger Agreement included in this Schedule 13D does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is incorporated by reference and filed as Exhibit A hereto.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following:

The Reporting Persons intend to periodically review their investment in the Issuer and, based on a number of factors, including the Reporting Persons’ evaluation of the Issuer’s business prospects and financial condition, the market for the Issuer’s securities and indebtedness, general economic and market conditions and other investment opportunities, the Reporting Persons may: (i) acquire additional securities (including derivatives thereof) or indebtedness of the Issuer; (ii) dispose of all or a portion of the securities reported herein (including derivatives thereof) or indebtedness of the Issuer through open market or privately negotiated transactions; or (iii) enter into hedging or other similar transactions with respect to the securities or the indebtedness of the Issuer.

The Reporting Persons may also develop ideas or plans or make proposals with respect to, or with respect to potential changes in, the operations, management, strategy, plans or organizational documents of the Issuer, composition of the Board of Directors of the Issuer (the “Board”), utilization of significant assets of the Issuer or potential strategic transactions involving the Issuer or certain of the Issuer’s businesses or assets, among other things, and may communicate such ideas, plans and proposals to the management of the Issuer, the Board or other representatives of the Issuer, other security-holders of the Issuer, or other third parties. The communications, ideas, plans and proposals referred to above may involve one or more of the events or matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

On June 12, 2020, Christopher Pucillo was appointed to the Board, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as otherwise set forth herein, the Reporting Persons do not have any current plans or proposals which would relate to or would result in any of the events or matters described in (a) – (j) of Item 4 of Schedule 13D.

CUSIP No. 26885G109	SCHEDULE 13D	Page 7 of 9

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The responses of each of the Reporting Persons with respect to Rows 11, 12 and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of shares of Common Stock are incorporated herein by reference. The responses of each of the Reporting Persons with respect to Rows 7, 8, 9 and 10 of the cover pages of this Schedule 13D that relate to the aggregate number of shares of Common Stock as to which each of the Reporting Persons referenced in Item 2 above has sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition are incorporated herein by reference.

As of the date hereof, the Reporting Persons beneficially own an aggregate of 6,090,862 shares of Common Stock, representing approximately 19.7% of the outstanding shares of Common Stock.

The aggregate percentage of shares of Common Stock reported as beneficially owned by the Reporting Persons was calculated based on 30,882,471 shares of Common Stock outstanding based on information provided by the Issuer.

The Reporting Persons may be deemed to share voting power and dispositive power with each other with respect to the shares of Common Stock held by them. The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by this Schedule 13D, and each Reporting Person hereby expressly disclaims beneficial ownership in the securities reported in this Schedule 13D and membership in a “group” as that term is described in Rule 13d-5(b)(1) of the Act.

(c) Except as disclosed in Item 3 of this Schedule 13D, there have been no transactions with respect to the Common Stock during the sixty days prior to the date of filing of this Schedule 13D by the Reporting Persons.

(d) The funds or accounts managed on a discretionary basis by Solus or affiliates thereof have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Common Stock.

Two accounts, both Delaware entities, have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described below and in Item 4 herein, there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

In connection with the Merger Agreement, on the Effective Date, the Reporting Persons entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer and certain of the other holders of the Issuer’s Common Stock (the “Holders”), which provides resale registration rights for the Holders’ Registrable Securities (as defined in the Registration Rights Agreement).

Pursuant to the Registration Rights Agreement, the Issuer is required to file a Shelf Registration Statement (as defined in the Registration Rights Agreement) with respect to the Registrable Securities within 10 business days of the later of (i) the Effective Date and (ii) the availability of all financial statements required by the Act (including the rules and regulations of the SEC promulgated thereunder) to be included or incorporated by reference in a Registration Statement (as defined in the Registration Rights Agreement) filed under the Act. The Issuer is required to maintain the effectiveness of any such registration statement until the earlier of (a) the date on which the Initial S-3 Shelf (as defined in the Registration Rights Agreement) is effective and (b) the date on which the Registrable Securities covered by the registration statement are no longer Registrable Securities. Additionally, the Holders have customary demand, underwritten offering and piggyback registration rights, subject to the limitations set forth in the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is incorporated by reference as Exhibit B to this Schedule 13D and is incorporated herein by reference.

CUSIP No. 26885G109	SCHEDULE 13D	Page 8 of 9

Item 7.	Material to be Filed as Exhibits.

Exhibit A
Agreement and Plan of Merger, dated as of January 23, 2020 and as amended April 22, 2020, by and among Era Group Inc., Bristow Group Inc. and Ruby Redux Merger Sub, Inc. (filed as Exhibit 2.2 to Era Group Inc.’s Amendment No.1 to Registration Statement on Form S-4 filed with the SEC on April 22, 2020, and incorporated herein by reference)

Exhibit B
Bristow Group Inc. Registration Rights Agreement, dated June 11, 2020, between Bristow Group Inc. and certain holders party thereto (incorporated by reference to Exhibit 10.1 to the Bristow Group Inc.’s Current Report on Form 8-K filed with the SEC on June 17, 2020)

Exhibit C	Joint Filing Statement

CUSIP No. 26885G109	SCHEDULE 13D	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2020

By:	/s/ Christopher Pucillo

Christopher Pucillo
individually and as managing member of Solus GP LLC, for itself and as the general partner of Solus Alternative Asset Management LP